Exhibit 99.1

Response Biomedical Corporation Announces
Filing of Restated Financial Statements

FOR IMMEDIATE RELEASE

Vancouver, British Columbia, November 9, 2011 – Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) today announced that it has now filed restated financial statements and accompanying management’s discussion and analysis for the year ended December 31, 2010 and for the first two quarters of 2011.

As previously announced, the restatements were determined to be necessary as a result of an ongoing internal review by Response and following consultation with Response’s external auditors. The purpose of the restatements is to address the following items, which Response has identified as requiring correction:

Audited Consolidated Financial Statements for the year ended December 31, 2010

Recognition of Revenue

Response determined that a total of $497,819 was improperly recognized as revenue in the fourth quarter of 2010.  These amounts related to a shipment of products to a distributor which occurred in December, 2010. However, the distributor’s obligation to pay for such products was contingent upon the satisfaction of one or more conditions that had not been achieved as of December 31, 2010. As a result, Response has determined that it was inappropriate to recognize the associated revenue in 2010. Accordingly, Response has restated its audited 2010 financial statements, as well as its unaudited first and second quarter statements of 2011 (which previously showed the amounts due as accounts receivable) to exclude those amounts. The restated financials also reflect various adjustments to cost of goods sold associated with the reversal of this transaction reducing them by $31,692. Finally, there was an adjustment related to the reclassification of an accrued liability and a long-term prepaid asset as a result of the reversal of this sale in the amount of $61,300.

Interim Consolidated Financial Statements for the three and six month period ended June 30, 2011

Recognition of Revenue

Response determined that $72,356 in sales of RAMP 200 cardiovascular products to Roche recorded in the second quarter of 2011 subsequent to receipt of a letter from the FDA dated May 27, 2011, should not have been recorded.  These products should not have been shipped as their shipment violated the instructions of the FDA contained in that letter.  Reversing these transactions resulted in a revenue reduction in the second quarter with no associated reduction of cost of goods sold as the inventory items are not re-saleable and therefore will be written off.  In addition, a shipment of product worth $33,927 to Roche was completed prior to the receipt of the FDA’s letter but payment remains outstanding.  As a result of the issues surrounding the regulatory approvals of the RAMP 200 cardiovascular products, Response has recorded an allowance for doubtful accounts against this entire receivable as it unlikely that this receivable will be collected.

Costing of Inventory

Response has determined certain costs were improperly capitalized to inventory during the three month period and six month period ended June 30, 2011. Based on current overhead allocation methods, capitalized overhead expenses were overstated to finished goods at a rate that was less than the normal capacity that has been assessed by management. Actual levels of production can only be used to allocate overhead expenses if they approximate normal capacity. Adjusting for this error resulted in a decrease of cost of goods sold of $46,562 for the three month period ending June 30, 2011 and an increase of cost of goods sold of $122,247 for the six month period ending June 30, 2011.

Stock Based Compensation Expense

Response has determined that an adjustment was required to stock based compensation for the three and six month period ending June 30, 2011 to account for differences between estimated and actual forfeiture rates. As a result of this adjustment, a reduction of $4,333 to stock based compensation expense was required for the three month period ending June 30, 2011 and an increase of $65,534 to stock based compensation expense was required for the six month period ending June 30, 2011.

Other

In addition to the above adjustments to restate the financial statements, Response has also determined that the lease inducement on its balance sheet should be separated into a non-repayable and repayable portion. The lease inducement is comprised of a rent-free inducement, a non-repayable inducement, and a repayable portion. The repayable portion is financing in substance and has been separated on the balance sheet from the non-repayable lease inducement and rent-free inducement. This balance sheet clarification has had no effect on the financial statements except for some additional disclosure items.

Impact of Restatements

The cumulative balance sheet and income statement impacts of these adjustments are described in more detail below.

Year Ended December 31, 2010

The effect of these adjustments on the consolidated balance sheet is summarized below as at December 31, 2010:

	As previously reported		Adjustment		As Restated
	$		$		$
Cash		4,346,992		(16,875)		4,330,117
Trade receivables		1,717,554		(498,884)		1,218,670
Long-term prepaids		122,700		(61,300)		61,400
Accounts payable		729,187		(4,456)		724,731
Accrued liabilities		1,050,802		(102,068)		948,734
Deficit		(100,311,686)		(470,535)		(100,782,221)

The effect of these adjustments on the consolidated statement of loss and comprehensive loss is summarized below for the year ended December 31, 2010:

	As previously reported		Adjustment		As Restated
	$		$		$
Revenue		7,254,762		(497,819)		6,756,943
Cost of sales		7,129,230		(31,692)		7,097,538
Foreign exchange loss (gain)		85,484		4,409		89,893
Loss and comprehensive loss for the year		(9,611,376)		(470,535)		(10,081,911)
Loss per common share - basic and diluted		(0.31)		(0.01)		(0.32)

Three month period ended March 31, 2011

The effect of these adjustments on the consolidated balance sheet as at March 31, 2011 is summarized below:

	As previously reported		Adjustment		As Restated
	$		$		$
Trade receivables		2,031,068		(470,162)		1,560,906
Inventories		2,896,345		(168,809)		2,727,536
Long-term prepaid expenses		122,700		(61,300)		61,400
Accounts payable and accrued liabilities		1,754,975		(92,990)		1,661,985
Contributed surplus		12,754,934		69,867		12,824,801
Deficit		(102,430,449)		(677,148)		(103,107,597)

The effect of these adjustments on the consolidated statement of loss and comprehensive loss for the three months ended March 31, 2011 is summarized below:

	As previously reported		Adjustment		As Restated
	$		$		$
Cost of sales		1,824,552		173,335		1,997,887
Expenses		1,733,458		65,343		1,798,801
Foreign exchange loss (gain)		101,282		(32,065)		69,217
Loss and comprehensive loss for the period		(1,382,205)		(206,613)		(1,588,818)
Loss per common share - basic and diluted		(0.04)		-		(0.04)

Three month period ended June 30, 2011

The effect of these adjustments on the consolidated balance sheet as at June 30, 2011 is summarized below:

	As previously reported		Adjustment		As Restated
	$		$		$
Trade receivables		1,922,666		(573,665)		1,349,001
Inventories		2,587,825		(147,083)		2,440,742
Long-term prepaid expenses		122,700		(61,300)		61,400
Accounts payable and accrued liabilities		1,522,104		(92,993)		1,429,111
Contributed surplus		12,863,145		65,534		12,928,679
Deficit		(103,150,135)		(754,590)		(103,904,725)

The effect of these adjustments on the consolidated statement of loss and comprehensive loss for the three months ended June 30, 2011 is summarized below:

	As previously reported		Adjustment		As Restated
	$		$		$
Product sales		2,763,979		(72,356)		2,691,623
Cost of sales		1,805,124		(21,919)		1,783,205
Expenses		1,490,930		29,786		1,520,716
Foreign exchange loss (gain)		(363)		(2,780)		(3,143)
Loss and comprehensive loss for the period		(719,685)		(77,444)		(797,129)
Loss per common share - basic and diluted		(0.02)		-		(0.02)

The restated financial statements and accompanying management discussion and analysis have been filed with Canadian securities regulators through the SEDAR system (www.sedar.com) and have or will be filed with the United States Securities and Exchange Commission through the EDGAR system (www.sec.gov) by way of an amendment to Response’s most recent Form 20-F and related filings.

“The matters that have required the restatement of our prior financial disclosures, which have come to light following my assumption of the role of interim CEO in August, are unfortunate and serious. In addition to personnel changes at several levels, Response has made changes to, and continues to strengthen, its oversight and control processes to ensure that our business and reporting systems are robust and that shareholders can rely on our disclosures going forward”, said Peter A. Thompson, MD, interim CEO and Executive Chairman of Response.

About Response Biomedical

Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP® platform for clinical and environmental applications. RAMP® represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point of care testing and laboratory use.

The RAMP® system consists of a reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP® clinical tests are commercially available for the early detection of heart attack and congestive heart failure through our commercial partners and distributors.

In the non-clinical market, RAMP® Tests are currently provided for the environmental detection of West Nile Virus, and Biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin.

Response has achieved CE Marking for its readers and clinical tests and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2008.

Response Biomedical is a publicly traded company listed on the TSX under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF ". For further information, please visit the Company's website at www.responsebio.com.

About the RAMP® Reader and RAMP® 200 reader

The RAMP® enabling platform is a portable scanning fluorescence quantitative analysis platform for near patient testing that enables rapid and robust quantitative results. The platform includes easy software upgrades, data management capabilities and unique interface options. The RAMP® Reader features a small footprint and attractive ease of use for moderate throughput settings. The RAMP® 200 reader has innovative design features, including the multi-port capability to run 18 tests per hour on one module and up to 36 tests per hour, using three modules. This allows tests to be run on multiple patients simultaneously or multiple assays to be run for one patient. More information on our proprietary RAMP® technology can be found at www.responsebio.com.

Statements contained in this press release relating to future results, events or developments, for example, statements regarding the strengthening of our oversight and control processes, the potential uses of our products and statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", “goal” and similar expressions, are "forward-looking statements" or “forward-looking information” under applicable U.S. and Canadian securities laws. Forward-looking statements or information may involve, but are not limited to, comments with respect to our planned activities, business plan and strategies and their future implementation, and our expectations for our financial condition and the results of, or outlook for, our business operations generally. Forward-looking statements or information are subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those expressed or implied by such statements or information.

Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, financial risks that would affect our operations such as our limited available working capital and cash flows and whether and for how long available funds will be sufficient to fund our operations and our ability to raise additional capital as and when needed; our need for substantial additional funding to conduct research and development and commercialization activities; current financial market conditions which may negatively affect our ability to obtain financing; the ability to obtain regulatory approval and shareholder acceptance of planned financings, changing facility costs and other risks relating to our facilities expansion plans; our ability to establish, and our dependence upon, relationships with strategic alliance partners to develop and commercialize products; technological changes that impact our existing products or our ability to develop and commercialize our products; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; our ability to obtain and maintain rights to technology from licensors; liability for patent, product liability and other claims asserted against us; commercialization limitations imposed by patents owned or controlled by third parties; technical risk in research and development; adverse results or unexpected delays in product development and clinical trials; our ability to retain, and our reliance upon, third party suppliers, manufacturers, distributors and alliance partners; our ability to attract and retain qualified personnel; our ability to effectively and efficiently manage the planned growth of our operations in Asia and in other international markets; our ability to obtain, and the timing of, necessary regulatory approvals; our ability to profitably sell our products at prices that would be acceptable to third-party reimbursement programs; competition including competition from others with significantly more resources; market acceptance of our products and the size of our markets; changes in business strategy or development plans; changes in, or the failure to comply with, governmental regulations; fluctuations in interest rates and foreign exchange rates; seasonality including government budget cycles; general economic and business conditions where we operate; and other factors referenced in our annual report on Form 20-F, our Annual Information Form (AIF) and other filings with Canadian and United States securities regulatory authorities.

Given these uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments, except as required by law.

Contacts

Response Biomedical Corporation:
Patricia Massitti, 604-456-6010
VP, Administration & Corporate Communications
pmassitti@responsebio.com